UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2026

Commission file number 001-40306

UTIME LIMITED

7th Floor Building 5A

Shenzhen Software Industry Base

Nanshan, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Resignation of Director

Effective August 25, 2026, UTime Limited, a Cayman Islands exempted company with limited liability (the “Company”), received the resignation of Mr. Hailin Xie from his positions as an independent director of the Board of Directors (the “Board”), the chair of the compensation committee (the “Compensation Committee”), and member of the audit committee (the “Audit Committee”) and nominating and corporate governance committee (the “Governance Committee”). Mr. Xie indicated that his resignation was due to personal reasons and was not the result of any disagreement with management of the Company or the Board.

Appointment of Director

On August 25, 2026, the Board approved the appointment of Mr. Zhenhong Li as an independent director of the Board, the chair of the Compensation Committee, and member of the Audit Committee and the Governance Committee, to fill in the vacancies resulting from Mr. Xie’s resignation.

Mr. Li, 33, is a UK-educated professional with cross-sector experience in compute infrastructure and Web3 ecosystems, advising on project incubation, business development, and fundraising. Since January 2025, Mr. Li has served as an Overseas Business Lead at AIOZ Network, an AI-infrastructure firm, where he has both built out a decentralized GPU compute network for AI training, inference, and Web3 node hosting, and led overseas business development and institutional partnerships across Singapore, Hong Kong, Middle East/North Africa and Southeast Asia. From January 2020 to October 2024, Mr. Li worked in Ecosystem Growth for Hangzhou Lunsha Technology Co., Ltd. He earned a bachelor’s degree in information management and systems from Sun Yat-sen University in 2016, and a master’s degree in finance, technology and policy from the University of Edinburgh in 2017.

Mr. Li does not have a family relationship with any director or executive officer of the Company. Pursuant to a director offer letter dated August 25, 2026 (the “Director Offer Letter”), which governs the terms of his service, Mr. Li will receive $36,000 annually for his service on the Board, with such compensation to be paid in equal monthly installments of either cash or stock. The form of director offer letter is qualified in its entirety by reference to the complete text of the Director Offer Letter, which is furnished hereto as Exhibit 99.1 to this Form 6-K and such document is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
99.1	Director Offer Letter, dated August 25, 2026, between UTime Limited and Zhenghong Li

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTIME LIMITED

Dated: August 27, 2026	By:	/s/ Hengcong Qiu
	Name:	Hengcong Qiu
	Title:	Chief Executive Officer
(Principal Executive Officer)